[SRZ LETTERHEAD]





                                December 3, 2009



VIA EDGAR
---------

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549-0505

                   Re:    GLG Investment Series Trust
                          Registration Statement on Form N-1A
                          (File numbers not assigned)


Ladies and Gentlemen:

          On behalf of GLG Investment Series Trust (the "Trust"), we are transmitting for filing with the Securities and Exchange Commission (the "Commission"), pursuant to requirements of the Investment Company Act of 1940, as amended (the "1940 Act"), the Trust's Notification of Registration on Form N-8A, and pursuant to the requirements of the 1940 Act and the Securities Act of 1933, as amended (the "1933 Act"), the Trust's Registration Statement on Form N-1A (the "Registration Statement"). This registration of the shares of the Trust relates to the offering of shares of GLG International Small/Mid Cap Fund, currently the only series of the Trust.

          The Registration Statement does not include certain agreements, financial statements and other documents that are required by Form N-1A to be contained in the Registration Statement. These materials will be included in a pre-effective amendment to the Registration Statement that the Fund intends to file in the near future.

          The Trust is seeking to commence its initial public offering on or about January 18, 2010. Accordingly, we would appreciate every effort the staff of the Commission could make so as to enable the Registration Statement to be declared effective on or before that date.



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Securities and Exchange Commission
December 3, 2009
Page 2




          Please call me at 212-756-2131 with any comments on the Registration Statement or if you have any questions regarding this filing. Thank you for your assistance regarding this matter.



                                                  Very truly yours,


                                                  /s/ George M. Silfen
                                                  --------------------
                                                  George M. Silfen